June 3, 2009

Mail Stop 4720

Susan Ellen Wolf
Corporate Secretary, Vice President – Governance, and Associate General Counsel
Schering-Plough Corporation
2000 Galloping Hill Road
Mailstop K-1-4525
Kenilworth, NJ 07033

      Re: Schering-Plough Corporation
              Registration Statement on Form S-4
              Filed May 20, 2009
              File No. 333-159371

Dear Ms. Wolf:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4

Risk Factors, page 17
Risks Related to the Transaction, page 20

"The combined company may be subject to a dispute with respect to Schering-Plough's distribution agreement with Centocor…" page 20

1. Please revise your risk factor discussion and the subsequent discussions of the issue to clarify that the distribution agreement includes competing definitions of "change of control" and include both definitions.

2. We note your disclosure in this risk factor acknowledging that an arbitrator could determine that Centocor is permitted to terminate the distribution agreement as a result of the transaction and, if terminated, the combined entity would lose all rights to distribute and commercialize Remicade. We further note your disclosure regarding the uncertainty surrounding the outcome of any threatened or actual proceeding and that the parties may choose to settle the dispute. We note that Merck filed as soliciting materials, material included in a press release dated May 27, 2009 stating, "Schering-Plough and Merck noted that Johnson & Johnson's position is contradicted by the plain language of the *Remicade* distribution agreement. The companies are confident that an arbitrator will agree that the Merck/Schering-Plough merger does not give Johnson & Johnson the right to terminate this agreement." This statement appears to contradict the disclosure in the risk factor. Please explain the apparent contradiction.

Legal Proceedings Related to the Transaction, page 93

3. Please include a discussion of the arbitration filed with the American Arbitration Association to determine whether the merger constitutes a change of control that would permit Johnson & Johnson to terminate its distribution agreement with Schering-Plough.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nandini Acharya at (202) 551-3495, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Andrew Brownstein, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, NY 10019